Exhibit 99.2

Hello Everyone,

My name is Max Howard from the Art Operations team here at Masterworks.

We are excited to be releasing xDxaxvxixdx xMxcxKxexex xaxnxdx xhxixsx xFxixrxsxt xWxixfxex xJxaxnxex (1968), our first ever offering by the influential American portraitist, Alice Neel.

Neel was born in Pennsylvania in 1900, and enjoyed a career that spanned most of the century.

As the art world changed, Neel never veered away from her unique style of portraiture. Painting a diverse array of subjects, from the powerful to the vulnerable. Today - She is considered to be one of the most important portrait artists of the 20th century.

The painting is a large vertical canvas depicting a married couple sitting on a muted mauve couch. Both figures are avoiding eye contact with the viewer and with each other. The background remains intentionally unfinished with sketchy brushstrokes that imply the interior walls of a classic pre-war New York apartment.

So why do we like this painting? Three things:

One: Between February 1985 and June 2023 works by Alice Neel sold at auction have had a record price annual growth rate of 19.2%

Two: In 2021, Neel had a highly influential retrospective at the Met in New York. The success of which boosted the artist’s secondary market, with nine of her top ten auction records achieved since the exhibition began.

Three: Similar works by Alice Neel have appreciated at an annualized rate of 13.8% between May 1993 and November 2023.

Thank you for joining us, and we look forward to introducing you to this fascinating work by Alice Neel.